FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1              Name and Address of Company

Avalon Advanced Materials Inc. (“Avalon” or the “Company”)
130 Adelaide Street West
Suite 1901
Toronto, ON M5H 3P5

Item 2              Date of Material Change

August 16, 2017.

Item 3              News Release

A news release was disseminated on August 16, 2017 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4              Summary of Material Change

On August 16, 2017, the Company completed a non-brokered private placement consisting of 3,100,000 flow-through shares at a price of $0.145 per share for gross proceeds of $449,500.

Item 5              Full Description of Material Change

On August 16, 2017, the Company completed a non-brokered private placement consisting of 3,100,000 flow-through shares at a price of $0.145 per share for gross proceeds of $449,500.

In conjunction with this private placement, the Company paid finder’s fees of $26,970 and issued 186,000 non-transferrable finder’s warrants, with each finder’s warrant being exercisable to acquire one common share of the Company at a price of $0.145 for a period of 24 months from August 16, 2017. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires on December 17, 2017. The proceeds from this offering will be used primarily to advance the Company’s Separation Rapids Lithium Project.

Item 6              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7              Omitted Information

Not applicable.

Item 8              Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9              Date of Report

August 17, 2017.

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the Private Placement, and that proceeds from this offering will be used primarily to advance the Company’s Separation Rapids Lithium Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.